Exhibit 21.1

STELLAR BANCORP, INC. LIST OF SUBSIDIARIES
AS OF FEBRUARY 29, 2024

Direct Subsidiaries	Jurisdiction of Organization	Parent Entity
Stellar Bank	Texas	Stellar Bancorp, Inc.
Farmers & Merchants Capital Trust II	Delaware	Stellar Bancorp, Inc.
Farmers & Merchants Capital Trust III	Delaware	Stellar Bancorp, Inc.

Indirect Subsidiaries	Jurisdiction of Organization	Parent Entity
ABTX Financial, Inc.	Texas	Stellar Bank
American Prudential Capital, Inc.	Texas	Stellar Bank